August 20, 2004


MAIL STOP 0308

Ted Burylo
Chief Executive Officer
Azzoro, Inc.
475 Howe Street, Suite 1030
Vancouver, British Columbia
Canada

	RE:	Azzoro, Inc.
		Registration Statement on Form SB-2
		File Number: 333-118262
Filed: August 16, 2004

Dear Mr. Burylo,

	We have completed a preliminary reading of your registration statement. It appears that your document fails in a material respect to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the Form. For this reason, we will not perform a detailed examination of the registration statement at this time, until these material deficiencies are addressed:

	The financial statements should be updated pursuant to Item 310(g) of Regulation S-B. Furthermore, an audit report should also be included in the amendment to the registration statement.

	As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement.
Also note that should the registration statement become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission.   We
suggest that you consider submitting a substantive amendment to correct the deficiency or a request for withdrawal of the filing.




Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Please contact Kurt Murao at (202) 942-1934 with any questions. We look forward to working with you to address these concerns.


Sincerely,



H. Christopher Owings
Assistant Director




c.c.	via - fax (604) 681-7622

Azzoro, Inc.
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